UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADOLOR CORPORATION

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $7.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

00724X102

(CUSIP NUMBER OF COMMON STOCK UNDERLYING OPTIONS)

JOHN M. LIMONGELLI

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

ADOLOR CORPORATION

700 PENNSYLVANIA DRIVE

EXTON, PENNSYLVANIA 19341

484-595-1500

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

PRAN JHA

SIDLEY AUSTIN LLP

ONE SOUTH DEARBORN

CHICAGO, ILLINOIS 60603

312-853-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$438,130	$24.45

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 984,604 shares of common stock of Adolor Corporation having an aggregate value of approximately $438,130 as of July 17, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Filing party:	Not applicable
Form or Registration No.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.         Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated July 22, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.         Subject Company Information.

(a) The name of the issuer is Adolor Corporation, a Delaware corporation (“Adolor” or the “Company”), and the address of its principal executive office is 700 Pennsylvania Drive, Exton, Pennsylvania, 19341. The telephone number at that address is 484-595-1500.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to all of its employees other than executive officers and members of the Board of Directors (“Eligible Persons”) to exchange options to purchase shares of its Common Stock, par value $0.0001 per share, issued and outstanding under the Amended and Restated 1994 Equity Compensation Plan and the Amended and Restated 2003 Stock-Based Incentive Compensation Plan (the “Plans”) that were issued more than 24 months prior to the commencement of the Offer and with exercise prices equal to or greater than $7.00 per share (the “Eligible Options”) for replacement options issued under the Plans representing the right to purchase fewer shares at an exercise price equal to the closing price of Adolor Common Stock on the NASDAQ Global Market on the date of the exchange (the “Replacement Options”) on the terms and conditions set forth in the Offering Memorandum. As of July 21, 2009, there were Eligible Options to purchase 984,604 shares of Common Stock outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.         Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 4.         Terms of the Transaction.

(a) The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) All current employees of the Company who remain continuously employed through the expiration date of the Offer and hold unexercised Eligible Options are eligible to participate in the Offer. Members of Adolor’s Board of Directors and executive officers, consultants and former employees of the Company are not eligible to participate in the Offer. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) is incorporated herein by reference.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) is incorporated herein by reference.

Item 6.         Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c) Not applicable.

Item 7.         Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.         Interest in Securities of the Subject Company.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9.         Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.       Financial Statements.

(a) The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Adolor Corporation”) and Section 16 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 under Item 6 (“Selected Financial Data”) and Item 8 (“Financial Statements and Supplementary Data”), and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 under Item I (“Financial Statements (unaudited)”) is incorporated herein by reference. These filings may be examined, and copies may be obtained, at the following Securities and Exchange Commission (“SEC”) public reference room: 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov. Adolor will also provide, without charge, to each person to whom a copy of this Schedule TO is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Schedule TO, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Adolor Corporation to the attention of Investor Relations via regular mail, 700 Pennsylvania Drive, Exton, Pennsylvania 19341; telephone, 484-595-1500; facsimile, 484-595-1582; or e-mail, investorrelations@adolor.com.

(b) Not applicable.

Item 11.       Additional Information.

(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.       Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.       Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009

ADOLOR CORPORATION

By:	/S/ JOHN M. LIMONGELLI
John M. Limongelli
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated July 22, 2009.

(a)(1)(ii)*	Cover Letter.

(a)(1)(iii)*	Announcement Communication to Eligible Persons, to be delivered on or about July 22, 2009.

(a)(1)(iv)*	Election Form.

(a)(1)(v)*	Notice of Withdrawal Form.

(a)(1)(vi)*	Exchange Program Presentation Materials.

(a)(1)(vii)*	Form of Communication to Eligible Persons Participating in the Offer Confirming Receipt of the Election Form.

(a)(1)(viii)*	Form of Communication to Eligible Persons Confirming Receipt of the Notice of Withdrawal.

(a)(1)(ix)*	Form of Communication to Eligible Persons Rejecting the Election Form.

(a)(1)(x)*	Form of Communication to Eligible Persons Rejecting the Notice of Withdrawal.

(a)(1)(xi)*	Reminder Communication to Eligible Persons.

(a)(1)(xii)*	Computation Tool.

(d)(i)	Amended and Restated 1994 Equity Compensation Plan, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on July 20, 2009.

(d)(ii)	Adolor Corporation Amended and Restated 2003 Stock-Based Incentive Compensation Plan, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 14, 2009.

(d)(iii)*	Form of Stock Option Agreement for Replacement Options Granted Under the Adolor Corporation Amended and Restated 1994 Equity Compensation Plan.

(d)(iv)*	Form of Stock Option Agreement for Replacement Options Granted Under the Adolor Corporation Amended and Restated 2003 Stock-Based Incentive Compensation Plan.

*       Filed electronically herewith